Exhibit 99.3
Director Equity Bonus to Gary A. Gaulding

Liska biometry [LOGO]

December 21, 2004

Gary A. Gaulding
808 Wood Pointe Drive
Springfield, Illinois,
USA  62702

         RE:      Director Equity Bonus

Dear Gary,

      Liska Biometry, Inc. is delighted to notify you that for services previously rendered, in recognition of excellent work and dedication to Liska Biometry, Inc., we are hereby granting you a Director Bonus in the form of equity in the amount of 15,000 shares of common stock. Please be advised that said shares will be registered pursuant to Form S-8. We recognize and acknowledge that your services were not, in any way, in connection with the sale of securities in a capital-raising transaction, nor were they directly or indirectly in connection with promoting or maintaining a market for Liska's securities. Thank you for your recognized contributions to this organization.

Sincerely,

Liska Biometry, Inc.